1933 ACT FILE NO.:  333-155873
                                                   1940 ACT FILE NO.:  811-21056

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       ADVISORS DISCIPLINED TRUST 318

B.  Name of depositor:         ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado  80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            Scott Colyer                         Mark J. Kneedy
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2009 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

VALUE LINE SELECT ETF INDEX PORTFOLIO, SERIES 2

(ADVISORS DISCIPLINED TRUST 318)





                          A portfolio of shares of the
                      exchange-traded funds included in the
                           Value Line Select ETF Index
                       seeking above average total return,
                     primarily through capital appreciation





                        An investment can be made in the
                       funds directly.  Direct investments
                     would not be subject to the trust sales
                      fee, expenses or organization costs.





                                   PROSPECTUS


                               FEBRUARY 24, 2009











        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through capital appreciation.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide above average total return primarily through capital appreciation by investing in a portfolio of shares of the exchange-traded funds ("ETFs") included in the Value Line Select ETF Index. Of course, as with any similar investment, there can be no assurance that the objective of the trust will be achieved.

  The Value Line Select ETF Index is an equal-dollar weighted index comprised of between 30 and 100 U.S.-traded ETFs ranked #1 by Value Line Publishing, Inc. ("VLPI") in the Value Line ETF Ranking System. For purposes of the index, Value Line currently defines ETFs to include open-end management investment companies ("open-end funds"), unit investment trusts ("UITs") and Holding Company Depositary Receipts ("HOLDRs") that issue shares that are approved for listing and trading on a national securities exchange. It is possible that the Value Line Select ETF Index may not include all three of these types of investment companies and may only include one of these types of investment companies at a given time and could include other exchange-traded portfolios in the future. Value Line does not currently include exchange-traded notes, commodity pools or close-end management investment companies in the index. The Value Line Select ETF Index is described in greater detail under "Understanding Your Investment-- The Value Line Select ETF Index".

  The trust seeks to invest on an ongoing basis in substantially all of the ETFs that comprise the Value Line Select ETF Index. There can be no assurance that this objective will be met. The initial portfolio seeks to replicate the composition of the Value Line Select ETF Index to the extent practicable.
During the trust's life, the trust will change to reflect any change in the component funds in the Value Line Select ETF Index. The trust will generally change to reflect any changes in the weightings of the components within the index only at the time that the index is rebalanced. Precise replication of the securities in the index may not be achieved at the time of an index rebalancing because it may be economically impracticable or impossible to acquire very small numbers of shares of certain funds and because of other procedural policies of the trust.


  Approximately 94% of the portfolio consists of funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification.


                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNABLE TO MAKE INCOME AND/OR PRINCIPAL PAYMENTS IN THE FUTURE. This may reduce the level of dividends an ETF pays which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST INVESTS IN SHARES OF ETFS. You should understand the section titled "Exchange-Traded Funds" before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager's ability to achieve a fund's objective, market conditions affecting a fund's investments. The trust and underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND WITH THAT OF ITS TARGET INDEX. This can happen for reasons such as an inability to replicate the weighting of each ETF, the timing of trust rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the trust, and trust expenses.


* THE INITIAL TRUST PORTFOLIO IS CONSIDERED TO BE CONCENTRATED IN ETFS THAT INVEST SIGNIFICANTLY IN THE HEALTH CARE SECTOR. Negative developments in that sector will affect the value of your investment more than would be the case in a more diversified investment. As the target index is rebalanced over time, the trust could be concentrated in other industries at certain times.

* SECURITIES OF FOREIGN ISSUERS HELD BY THE UNDERLYING FUNDS IN THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.


* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>* "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a portfolio of shares of ETFs included in an index that pursues a capital appreciation oriented strategy.

  * the potential for above average total return primarily through capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in shares of ETFs included in an index that pursues a capital appreciation oriented strategy.

  *  seek income or capital preservation.

          --------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                               $10.0000


          INCEPTION DATE                               February 24, 2009
          TERMINATION DATE                             February 15, 2011

          ESTIMATED NET ANNUAL DISTRIBUTIONS<F2>*
          First year                                    $0.2339 per unit
          Second year                                   $0.2294 per unit


          DISTRIBUTION DATES                            25th day of June
                                                            and December
          RECORD DATES                                  10th day of June
                                                            and December

          CUSIP NUMBERS
          Standard Accounts

            Cash distributions                                 00767V351
            Reinvest distributions                             00767V369
          Fee Based Accounts
            Cash distributions                                 00767V377
            Reinvest distributions                             00767V385

          TICKER SYMBOL                                           ADTVMX


          MINIMUM INVESTMENT                            $1,000/100 units

          --------------------------------------------------------------


<F2>* As of February 23, 2009 and may vary thereafter.



                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  2.35             23.50
Creation & development fee          0.60              6.00
                                   -------         -------
Maximum sales fee                   3.95%           $39.50
                                   =======         =======

ORGANIZATION COSTS                  0.50%            $5.00
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF  NET        PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------


Trustee fee & expenses              0.35%            $3.34
Supervisory, evaluation
  and administration fees           0.10              1.00
Underlying funds' expenses          0.31              2.97
                                   -------         -------
Total                               0.76%            $7.31
                                   =======         =======



  The initial sales fee is the difference between the total sales fee (maximum of 3.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.235 per unit and is paid in three monthly installments beginning August 20, 2009. The creation and development fee is fixed at $0.06 per unit and is paid at the end of the initial offering period (anticipated to be six months). The trust will bear the management and operating expenses of the underlying ETFs. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual expenses above to illustrate the impact of these expenses. The trustee or sponsor will waive fees otherwise payable by the trust in an amount equal to any 12b-1 fees or other compensation the trustee, sponsor or an affiliate receives from the funds in connection with the trust's investment in the funds.


                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:


          1 year                           $518
          2 years (life of trust)          $594


  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                        Investment Summary     3

VALUE LINE SELECT ETF INDEX PORTFOLIO, SERIES 2
(ADVISORS DISCIPLINED TRUST 318)

PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, FEBRUARY 24, 2009



                                                                                          PERCENTAGE OF      MARKET       COST OF
 NUMBER    TICKER                                                                      AGGREGATE OFFERING   VALUE PER    SECURITIES
OF SHARES  SYMBOL           ISSUER(1)                                                         PRICE          SHARE(1)    TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------------------



HOLDING COMPANY DEPOSITARY RECEIPTS - 5.68%

    34     BBH     Biotech HOLDRs Trust                                                        1.97%         $172.39        $5,861
   100     PPH     Pharmaceutical HOLDRs Trust                                                 1.89            56.11         5,611
   200     SWH     Software HOLDRs Trust                                                       1.82            27.02         5,404


REGISTERED INVESTMENT COMPANIES - 94.32%

EXCHANGE-TRADED FUNDS - 94.32%

   280     XLP     Consumer Staples Select Sector SPDR Fund                                    1.96            20.75         5,810
   298     FBT     First Trust AMEX Biotechnology Index Fund                                   1.97            19.66         5,859
   230     XLV     Health Care Select Sector SPDR Fund                                         1.96            25.35         5,830
    51     TLH     iShares Barclays 10-20 Year Treasury Bond Fund                              1.97           114.54         5,842
    58     CSJ     iShares Barclays 1-3 Year Credit Bond Fund                                  1.96           100.21         5,812
    51     IEI     iShares Barclays 3-7 Year Treasury Bond Fund                                1.95           113.71         5,799
    56     GBF     iShares Barclays Government/Credit Bond Fund                                1.94           102.74         5,753
    61     CIU     iShares Barclays Intermediate Credit Bond Fund                              1.97            95.88         5,849
    56     GVI     iShares Barclays Intermediate Government/Credit Bond Fund                   1.97           104.69         5,863
    56     MBB     iShares Barclays MBS Bond Fund                                              1.98           104.84         5,871
    53     SHV     iShares Barclays Short Treasury Bond Fund                                   1.97           110.25         5,843
   114     IYH     iShares Dow Jones US Healthcare Sector Index Fund                           1.96            51.14         5,830
   140     IHE     iShares Dow Jones US Pharmaceuticals Index Fund                             1.96            41.60         5,824
    85     IBB     iShares Nasdaq Biotechnology Index Fund                                     1.97            68.89         5,856
    57     CMF     iShares S&P California Municipal Bond Fund                                  1.97           102.85         5,862
   143     IXJ     iShares S&P Global Healthcare Sector Index Fund                             1.96            40.71         5,821
    58     MUB     iShares S&P National Municipal Bond Fund                                    1.95           100.09         5,805
    57     NYF     iShares S&P New York Municipal Bond Fund                                    1.96           101.83         5,804
   280     ITM     Market Vectors - Lehman Brothers AMT-Free Intermediate Municipal ETF        1.97            20.91         5,855
   342     MLN     Market Vectors - Lehman Brothers AMT-Free Long Municipal Index ETF          1.97            17.07         5,838
   202     PLW     PowerShares 1-30 Laddered Treasury Portfolio                                1.96            28.84         5,826
   394     PJP     Powershares Dynamic Pharmaceuticals Portfolio                               1.96            14.80         5,831
   479     PSJ     Powershares Dynamic Software Portfolio                                      1.97            12.21         5,849
   445     PUI     PowerShares Dynamic Utilities Portfolio                                     1.98            13.18         5,865
   157     PRFH    PowerShares FTSE RAFI Health Care Sector Portfolio                          1.94            36.73         5,767
   264     PWZ     PowerShares Insured California Municipal Bond Portfolio                     1.97            22.11         5,837
   267     PZA     PowerShares Insured National Municipal Bond Portfolio                       1.97            21.87         5,839
   270     PZT     PowerShares Insured New York Municipal Bond Portfolio                       1.99            21.84         5,897
   233     PVI     PowerShares VRDO Tax Free Weekly Portfolio                                  1.96            25.01         5,827
   143     RYH     Rydex S&P Equal Weight Healthcare ETF                                       1.96            40.63         5,810
   127     BIL     SPDR Barclays Capital 1-3 Month T-Bill ETF                                  1.96            45.88         5,827
   274     CXA     SPDR Barclays Capital California Municipal Bond ETF                         1.98            21.43         5,872
   100     ITE     SPDR Barclays Capital Intermediate Term Treasury ETF                        1.97            58.37         5,837
   117     BWX     SPDR Barclays Capital International Treasury Bond ETF                       1.96            49.80         5,827
   100     TLO     SPDR Barclays Capital Long Term Treasury ETF                                1.98            58.73         5,873



Continued


4     Investment Summary

VALUE LINE SELECT ETF INDEX PORTFOLIO, SERIES 2
(ADVISORS DISCIPLINED TRUST 318)

PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, FEBRUARY 24, 2009



                                                                                          PERCENTAGE OF      MARKET       COST OF
 NUMBER    TICKER                                                                      AGGREGATE OFFERING   VALUE PER    SECURITIES
OF SHARES  SYMBOL           ISSUER(1)                                                         PRICE          SHARE(1)    TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------------------



EXCHANGE-TRADED FUNDS - CONTINUED

   264     TFI     SPDR Barclays Capital Municipal Bond ETF                                    1.96%          $22.02        $5,813
   245     SHM     SPDR Barclays Capital Short Term Municipal Bond ETF                         1.96            23.78         5,826
   121     IPE     SPDR Barclays Capital TIPS ETF                                              1.97            48.30         5,844
   115     XBI     SPDR S&P Biotech ETF                                                        1.94            50.13         5,765
   211     XPH     SPDR S&P Pharmaceuticals ETF                                                1.96            27.63         5,830
   277     TDD     TDX Independence 2010 Exchange-Traded Fund                                  1.96            21.05         5,831
   247     TDX     TDX Independence In-Target Exchange-Traded Fund                             2.00            23.99         5,925
    49     EDV     Vanguard Extended Duration Treasury ETF                                     1.95           117.84         5,774
   134     VHT     Vanguard Health Care ETF                                                    1.96            43.43         5,820
    76     BIV     Vanguard Intermediate-Term Bond ETF                                         1.97            76.84         5,840
    79     BLV     Vanguard Long-Term Bond ETF                                                 1.97            73.84         5,833
    74     BSV     Vanguard Short-Term Bond ETF                                                1.96            78.71         5,825
   328     DBR     WisdomTree International Health Care Sector Fund                            1.98            17.89         5,868

                                                                                            ---------                    ----------
                                                                                             100.00%                      $296,880
                                                                                            =========                    ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price or fair market value of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date.


(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $297,097 and ($217), respectively.



                                                        Investment Summary     5

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                         THE VALUE LINE SELECT ETF INDEX

  The Value Line Select ETF Index is an equal-dollar weighted index comprised of between 30 and 100 U.S.-traded ETFs ranked #1 by Value Line Publishing, Inc. ("VLPI") in the Value Line ETF Ranking System. For purposes of the index, Value Line currently defines ETFs to include open-end management investment companies ("open-end funds"), unit investment trusts ("UITs") and Holding Company Depositary Receipts ("HOLDRs") that issue shares that are approved for listing and trading on a national securities exchange. It is possible that the Value Line Select ETF Index could include other exchange-traded portfolios in the future. Value Line does not currently include exchange-traded notes, commodity pools or close-end management investment companies in the index.

  Value Line ETF Ranking System is a purely quantitative computer model applying the approach of the Value Line Timeliness(TM) Ranking System to the universe of ETFs. The Value Line ETF Ranking System uses advanced statistical tools analyzing up to 20 years of history of ETFs and their underlying indices to identify factors that could impact future performance. The input data includes ETF historical prices, dividends, performance of the underlying indices, ETF trading volumes and market capitalization, as well as classification of assets underlying each ETF (including the asset classes and the industry sectors and subsectors of the issuers of the underlying assets). The computer model applies various screens and factor weights to rank ETFs according to their future performance potential. The Value Line ETF Ranking System seeks to select the "best-for-investment" ETFs among all U.S.-traded ETFs. Since the total number of U.S.-traded ETFs varies year-over-year, the Value Line Select ETF Index historically includes approximately 10% of all traded ETFs but no more than 100 ETFs. The Value Line Select ETF Index is rebalanced and reconstituted once per quarter.

  The index assumes equally weighted positions in every ETF, as of each rebalance. Upon Value Line Select ETF Index's introduction in 2008, the index values were computed on a daily basis dating back to 2003 to provide a historical frame of reference. The decision to include or to exclude a new ETF in the Value Line ETF Ranking System is based on several factors, including but not limited to liquidity (i.e., average volume), market capitalization, and availability of other ETFs based on the same or practically-identical
underlying.   The Value Line ETF Ranking System requires each included ETF to have at least one year of trading history.

  VLPI'S ONLY RELATIONSHIP TO THE SPONSOR AND THE TRUST IS VLPI'S LICENSING TO THE SPONSOR OF CERTAIN VLPI TRADEMARKS AND TRADE NAMES AND THE VALUE LINE SELECT ETF INDEX (THE "INDEX") WHICH IS COMPOSED BY VLPI WITHOUT REGARD TO THE SPONSOR, THE TRUST OR ANY INVESTOR. VLPI HAS NO OBLIGATION TO TAKE THE NEEDS OF THE SPONSOR OR ANY INVESTOR IN THE TRUST INTO CONSIDERATION IN COMPOSING THE INDEX. THE TRUST RESULTS MAY DIFFER FROM THE HYPOTHETICAL OR PUBLISHED RESULTS OF THE INDEX. VLPI IS NOT RESPONSIBLE FOR HOW THE SPONSOR MAKES USE OF INFORMATION SUPPLIED BY VLPI. VLPI IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE PRICES AND COMPOSITION OF THE


6     Understanding Your Investment

TRUST OR THE TIMING OF THE ISSUANCE FOR SALE OF THE TRUST OR IN THE CALCULATION OF THE EQUATIONS BY WHICH THE TRUST IS TO BE CONVERTED INTO CASH VLPI MAKES NO WARRANTY CONCERNING THE INDEX, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OR TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE INDEX OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE INDEX WILL MEET ANY REQUIREMENTS OR BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE INDEX OR TRUST. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE TRUST; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSES SUFFERED OR INCURRED BY ANY INVESTOR OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THIS TRUST, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE INDEX OR THE TRUST.

                                HOW TO BUY UNITS

  You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMPORTFOLIOS.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.


                                             Understanding Your Investment     7

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national securities exchange, or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 3.35% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on the trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

  The maximum sales fee equals 3.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 3.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.235 per unit. Your trust pays the deferred sales fee in equal monthly installments as described on page 3. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 3.95% of the public offering price and does not include deferred payments.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your


8     Understanding Your Investment
financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $50,000             3.95%
     $50,000 - $99,999             3.70
     $100,000 - $249,999           3.45
     $250,000 - $499,999           3.10
     $500,000 - $999,999           2.95
     $1,000,000 or more            2.45

  We apply these fees as a percent of the public offering price per unit at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 3.45% of your public offering price per unit.

  You may AGGREGATE unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. You can also include these orders as your own for purposes of this aggregation:

  * orders submitted by your spouse or minor children living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  If you purchase units that qualify for the rollover/exchange option discount described below and also purchase additional units on the same day from the same broker-dealer that do not qualify for that discount, you may aggregate the units that qualify for the rollover/exchange discount with the additional units purchased for purposes of qualifying for the purchase levels above on the additional units purchased.

  The discounts described above apply during the initial offering period.


  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public


                                             Understanding Your Investment     9
offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.60%
                                  -------
    Total sales fee                0.60%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees of the sponsor and its affiliates and their family members (spouses, children and parents). These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). These purchases may be made at the public offering price per unit less the applicable regular dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.


  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any of our other unit trusts. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with (1) termination proceeds from an unaffiliated unit trust or (2) redemption proceeds from an unaffiliated unit trust if such trust is scheduled to terminate within 30 days of the redemption. The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 days of your purchase of units of the trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only during the initial offering period.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions


10     Understanding Your Investment
from your trust into additional units of the trust. This sales fee discount applies during the initial offering period and in the secondary market. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMPORTFOLIOS.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial
offering period.   You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee


                                            Understanding Your Investment     11
until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our other unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option upon sixty days notice.

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The trust will also generally make required distributions or distributions to avoid imposition of tax at


12     Understanding Your Investment
the end of each year because it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions are shown under "Essential Information" in the "Investment Summary" section of this prospectus. We generally base the estimate of the dividends the trust will receive from the ETFs by annualizing the most recent dividends declared by the funds. Due to various factors, actual dividends received from the funds will most likely differ from their most recent annualized dividends. The actual net annual distributions you will receive will vary with changes in the trust's fees and expenses, in dividends received and with the sale of securities. The estimated net annual distributions for subsequent years are expected to be less than estimated distributions for the first year because a portion of the securities included in the trust portfolio will be sold during the first year to pay for organization costs, creation and development fee and the deferred sales fee.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio or in the underlying ETFs. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust or in the underlying ETFs will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer of an ETF or an underlying security in an ETF is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.


  INTEREST RATE RISK is the risk that the value of bonds held by an ETF will fall if interest rates increase. The securities held by ETFs typically fall in value when interest rates rise and rise in value when interest rates fall. The securities held by the ETFs with longer periods before maturity are often more sensitive to interest rate changes.



                                            Understanding Your Investment     13

  EXCHANGE TRADED FUNDS. The trust invests in shares of exchange-traded funds. You should understand the section titled "Exchange-Traded Funds" before you invest. Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during the periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investment change. The trust and the underlying funds have operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

  ETFs also face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

  INDEX CORRELATION RISK is the risk that the performance of the trust will not sufficiently correspond with the target index. This can happen for reasons such as:

  * the impracticability of owning each of the index components with the exact weightings at a given time,

  * the trust will generally adjust component share weightings in an effort to match the index only when the index itself is rebalanced,

  *  the possibility of index tracking errors,

  * the inability to adequately replicate the weightings of certain index components due to round lot trading requirements or practices, especially in certain foreign securities markets,

  *  regulatory restrictions applicable to the trust,

  * the time that elapses between a change in the index and a change in the trust, and

  *  fees and expenses of the trust.


  CONCENTRATION RISK is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular industry because the portfolio concentrates in companies within that industry. A portfolio "concentrates" in an industry when securities issued by companies in a particular industry make up 25% or more of the portfolio. As the target index is rebalanced over time, the trust could be concentrated in other industries at certain times.

  At the trust's inception the trust invests significantly in ETFs that invest significantly in securities issued by HEALTH CARE COMPANIES. Companies in the health care industry are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The


14     Understanding Your Investment
research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

  Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans. We are unable to predict the effect of any of these proposals, if enacted, on the issuers of securities held by ETFs in your trust.

  MUNICIPAL BONDS RISKS. Certain ETFs held by the trust may invest in municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, an ETF may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

  Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by an ETF and would therefore impact the price of both the fund shares and the trust units. Income from municipal bonds is generally tax-exempt for federal income tax purposes and may be exempt for state and local income tax purposes. However, due to the structure of the trust, distributions of income to unitholders will generally be taxable including distributions of income from the ETFs attributable to tax-exempt municipal bonds. See "Understanding Your


                                            Understanding Your Investment     15

Investment--Taxes". Income attributable to tax-exempt interest on municipal bonds in an ETF would generally be exempt from federal income tax, and possibly exempt from state or local income tax, if you held shares of the ETFs directly.

  CONVERTIBLE SECURITY RISK. Certain ETFs held by the trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

  Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

  HIGH YIELD SECURITY RISK. The ETFs held by your trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

  High-yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment


16     Understanding Your Investment
grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

  The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

  OPTION RISK. Certain ETFs held in the trust may invest using a covered call option strategy or similar income-oriented investment strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, an ETF will generally write (sell) call options on a significant portion of the fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the fund's investment strategy depends on the fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expiration. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

  An option is generally considered "covered" if an ETF owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as the trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments


                                            Understanding Your Investment     17
held in the fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund's portfolio can vary widely over time.

  PREFERRED SECURITIES. Certain ETFs held by the trust may invest in preferred securities including preferred stocks, trust preferred securities or other similar securities. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

  Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Distribution payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, in some cases distributions are treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction. Trust preferred securities prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer or the general condition of the market for trust preferred securities, or when political or economic events affecting the issuers occur. Trust preferred securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a trust preferred security may be called for redemption in a falling interest rate environment. Trust preferred securities are also subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and may be deferred for up to 20 consecutive quarters. During any deferral period, investors are generally taxed as if they had received current income. In such a case, an investor will have income taxes due prior to receiving cash distributions to pay such taxes. In addition, the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

  REAL ESTATE INVESTMENT TRUSTS. Certain ETFs held by the trust may invest in real estate investment trusts (REITs). Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax


18     Understanding Your Investment
law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

  Risks associated with the direct ownership of real estate include, among other factors,

  *  general U.S. and global as well as local economic conditions,

  *  decline in real estate values,

  *  the financial health of tenants,

  *  overbuilding and increased competition for tenants,

  *  oversupply of properties for sale,

  *  changing demographics,

  * changes in interest rates, tax rates and other operating expenses, changes in government regulations,

  *  faulty construction and the ongoing need for capital improvements,

  * regulatory and judicial requirements, including relating to liability for environmental hazards,

  *  changes in neighborhood values and buyer demand, and

  * the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

  The value of real estate investments may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

  You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a fund acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. Recent demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

  Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.


                                            Understanding Your Investment     19

  The value of REITs may also be affected by the recent downturn in the housing and mortgage lending markets. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The recent downturn and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities in the portfolio may decline in response to such developments.

  SENIOR LOANS. Certain ETFs held by your trust may invest in senior loans. Senior loans are issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

  An investment by the ETFs in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on ETFs investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities.


  FOREIGN ISSUER RISK. Many of the underlying securities held by certain of the ETFs in the trust may be issued by foreign issuers. This subjects the trust to more risks than if it only invested in ETFs which invest solely in securities of domestic issuers. Risks of foreign issuers include restrictions on foreign investments and exchange of securities and inadequate financial information. Foreign securities may also be affected by market and political factors specific to the issuer's country as well as fluctuations in foreign currency exchange rates. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the U.S. and developed foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities. In addition, brokerage and other transaction costs on foreign securities exchanges are often higher than in the United States and there is generally less government


20     Understanding Your Investment
supervision and regulation of exchanges, brokers and issuers in foreign countries.

  LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                              EXCHANGE-TRADED FUNDS

  Exchange-traded funds are investment pools that hold other securities. The ETFs that may currently be included in the Value Line Select ETF Index are open-end funds or UITs registered under the Investment Company Act of 1940 and HOLDRs that issue shares that are approved for listing and trading on a national securities exchange. HOLDRs are depositary receipts that represent an undivided beneficial ownership in the stocks of a group of specified companies selected according to a defined strategy. Unlike typical open-end funds or UITs, ETFs generally do not sell or redeem their individual shares at net asset value.
ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however the sponsor does not intend to sell or redeem ETF shares in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and UITs, which issue redeemable shares, and of corporate common stocks, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

  ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, and specific countries or regions of the world. The securities comprising ETFs may be common equity securities or fixed income securities. In general, ETFs contain anywhere from fewer than 20 securities to more than 1000 securities. As a result, investors in ETFs (and investors in the trust) obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of ETFs is generally highly correlated with the indices or sectors which they are designed to track.

  Only the trustee may vote the shares of the funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "How the Trust Works--Changing Your Portfolio".

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust


                                            Understanding Your Investment     21
agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  * to invest on an ongoing basis in substantially all of the ETFs that comprise the trust's target index and to replicate the composition of the index,

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. However, if the trustee sells fund shares to redeem units or to pay trust expenses or sales charges, the trustee will do so, as nearly as practicable, on a pro rata basis. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders, except to the extent such proceeds are used to replicate the target index composition. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds, except to the extent such proceeds are used to replicate the target index. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.


  Notwithstanding the preceding discussion, the trust will consist of as many of the securities in the trust's target index as is feasible on an ongoing basis. The trust seeks to invest in no less than 95% of the securities comprising its target index. It may be impracticable for the trust to own certain


22     Understanding Your Investment
of such securities at any time. Adjustments to the trust to match the weightings of the securities as closely as is feasible with their weightings in the trust's target index will generally only be made at the time the index itself is rebalanced, however, the trust reserves the right to do so as securities are sold to pay expenses or meet redemptions. Of course, there is no guarantee that this will always be practicable. The excess proceeds from any sale will generally be invested in those securities that are most under-represented in the trust. Changes in the index may occur as a result of merger or acquisition activity. In such cases, the trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The trust is not permitted to accept any such offers until such time as the issuer has been removed from the target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented securities. Any securities received as consideration which are not included in the target index will be sold as soon as practicable and will also be reinvested in the most underrepresented securities. If the target index is no longer maintained, we may continue operation of the trust using the index as it existed on the last date it was available or we may terminate the trust.


  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.


  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay expenses or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.


  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may


                                            Understanding Your Investment     23
also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid. We may also terminate the trust if the target index is no longer maintained.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust. Its principal unit investment trust division office is located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.


24     Understanding Your Investment

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:

       TRANSACTION             CONCESSION OR
         AMOUNT:             AGENCY COMMISSION:
     ------------------------------------------

     Less than $50,000             3.10%
     $50,000 - $99,999             2.85
     $100,000 - $249,999           2.60
     $250,000 - $499,999           2.30
     $500,000 - $999,999           2.20
     $1,000,000 or more            1.75

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. We also apply the different levels on a unit basis using a $10 unit equivalent. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust, the distribution fee is 2.10% of the public offering price per unit. No distribution fee is paid to broker-dealers or other selling firms in connection with unit sales in investment accounts that charge a "wrap fee" or periodic fees for investment advisory, financial planning or asset management services in lieu of commissions.

  Broker-dealers and other firms that sell units of all Advisors Disciplined Trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus. The additional concession is based on total initial offering period sales of all Advisors Disciplined Trusts during a calendar quarter as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          DURING CALENDAR QUARTER                   CONCESSION
     ---------------------------------------------------------

     Less than $5,000,000                             0.000%
     $5,000,000 but less than $10,000,000             0.050
     $10,000,000 but less than $25,000,000            0.075
     $25,000,000 but less than $50,000,000            0.100
     $50,000,000 but less than $100,000,000           0.125
     $100,000,000 but less than $1,000,000,000        0.150
     $1,000,000,000 or more                           0.175

  This volume concession will be paid on units of all eligible Advisors Disciplined Trusts sold in the initial offering period. For a trust to be eligible for this additional compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $5.0 million of units during a calendar quarter. For example, if a firm sells $4.5 million of units in the initial offering period during a calendar quarter, the firm will not receive any additional compensation. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales during the applicable quarter. For example, if a firm sells $7.5 million of units in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $7.5 million and if a firm sells $12.5 million of units in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.075% of $12.5 million.

  In addition, dealer firms will not receive volume concessions on the sale of units which are


                                            Understanding Your Investment     25
not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the our products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as


26     Understanding Your Investment
required by the tax law, the trust generally will not pay federal income taxes.


  DISTRIBUTIONS. Trust distributions are generally taxable. This is true even with respect to distributions from the trust that are derived from tax-exempt income from ETFs that the trust invests in. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gains dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.


  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be designated by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your


                                            Understanding Your Investment     27
holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the trust beginning


28     Understanding Your Investment
prior to 2010, distributions from the trust that are properly designated by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.06 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust will pay a license fee to Value Line Publishing, Inc. for the use of the Value Line Select ETF Index and related data and trademarks/service marks. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

  The trust will also bear the expenses of the underlying ETFs. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses in the "Fees and Expenses Table" to illustrate the impact of these expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.


                                            Understanding Your Investment     29

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).






















30     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 318


We have audited the accompanying statement of financial condition, including the trust portfolio on pages 4 and 5, of Advisors Disciplined Trust 318, as of February 24, 2009, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of February 24, 2009. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Disciplined Trust 318 as of February 24, 2009, in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois                  GRANT THORNTON LLP

February 24, 2009



ADVISORS DISCIPLINED TRUST 318


STATEMENT OF FINANCIAL CONDITION AS OF FEBRUARY 24, 2009

---------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES

  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . . . . . . . . . $  296,880
                                                                                               ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  296,880
                                                                                               ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $    1,499
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      7,047
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,799
                                                                                               ----------
                                                                                                   10,345
                                                                                               ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    299,880
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,000
    Less: deferred sales fee, creation & development fee and organization costs (3)(4)(5)  . .     10,345
                                                                                               ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    286,535
                                                                                               ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  296,880

                                                                                               ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     29,988
                                                                                               ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $   9.5550
                                                                                               ==========


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $325,000) necessary for the purchase of securities in the trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. These costs have been estimated at $0.05 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation & development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation & development fee. On the inception date, the total sales fee is 3.95% of the public offering price per unit. The deferred sales fee is equal to $0.235 per unit and the creation &development fee is equal to $0.06 per unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


                                            Understanding Your Investment     31

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     Investment Objective
of essential information     2     Principal Investment Strategy
about the portfolio          2     Principal Risks
                             3     Who Should Invest
                             3     Essential Information
                             3     Fees and Expenses
                             4     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to      6     The Value Line Select ETF Index
help you understand          7     How to Buy Units
your investment             11     How to Sell Your Units
                            12     Distributions
                            13     Investment Risks
                            21     Exchange-Traded Funds
                            21     How the Trust Works
                            26     Taxes
                            29     Expenses
                            29     Experts
                            30     Additional Information
                            31     Report of Independent Registered
                                   Public Accounting Firm
                            31     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMportfolios.com
this and other investments,        BY E-MAIL
including the Information          info@AAMportfolios.com
Supplement                         CALL ADVISORS ASSET MANAGEMENT, INC.
                                   (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 318
  Securities Act file number:  333-155873
  Investment Company Act file number:  811-21056






                              VALUE LINE SELECT ETF
                                INDEX PORTFOLIO,
                                    SERIES 2


                                   PROSPECTUS



                                FEBRUARY 24, 2009















                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 318

                 VALUE LINE SELECT ETF INDEX PORTFOLIO, SERIES 2

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS


          General Information                                   2
          Investment Objective and Policies                     3
          Exchange-Traded Funds                                 6
          Risk Factors                                          7
          Administration of the Trust                          23
          Portfolio Transactions and Brokerage Allocation      33
          Purchase, Redemption and Pricing of Units            33
          Taxation                                             38
          Performance Information                              41

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust and estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain, as closely as practicable, the same proportionate relationship among the securities in such trust as reflected in the trust's target index. Thus, although additional units will be issued, each unit will generally continue to represent approximately a weighting of the then current components of the target index at any such deposit. Precise duplication of the relationship among the securities in a trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the trust, including, but not limited to: (1) price movements of the various securities will not duplicate one another, (2) the trust may purchase shares of the securities in round lot quantities or may face round lot trading requirements or practices in certain securities markets, especially in certain foreign securities markets, (3) the impracticability of owning each of the index securities with the exact weightings at a given time,
(4) the trust will generally adjust component security weightings in an effort to match the index only when the index itself is rebalanced, (5) the possibility of index tracking errors, (6) regulatory restrictions applicable to the trust,
(7) the time that elapses between a change in the index and a change in the trust, (8) fees and expenses of the trust, (9) reinvestment of excess proceeds not needed to meet redemptions of units may not be sufficient to acquire equal round lots of all the securities in the trust, and (10) reinvestment of proceeds received from securities which are no longer components of the target index might not result in the purchase of an equal number of shares in any replacement security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees and costs.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust seeks to provide above average total return primarily through capital appreciation by investing in a portfolio of shares of the exchange-traded funds ("ETFs") included in the Value Line Select ETF Index. There is, of course, no guarantee that the trust will achieve its objective. The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust seeks to invest on an ongoing basis in substantially all of the ETFs that comprise the Value Line Select Index. There can be no assurance that this objective will be met. The initial portfolio seeks to replicate the composition of the Value Line Select ETF Index to the extent practicable.
During the trust's life, the trust will change to reflect any change in the component funds in the Value Line Select ETF Index. The trust will generally change to reflect any changes in the weightings of the components within the index only at the time that the index is rebalanced. Precise replication of the securities in the index may not be achieved at the time of an index rebalancing because it may be economically impracticable or impossible to acquire very small numbers of shares of certain funds and because of other procedural policies of the trust.

     By investing in substantially all of the securities, in substantially the same proportions, which comprise an index, the trust seeks to produce investment results that generally correspond to the price and yield performance of the securities represented by such index over the term of the trust after consideration of trust sales fees, expenses and other charges. An investment in units should be made with an understanding that each trust includes payments of sales fees and expenses which are not be considered in public statements of the total return of the target index. If the trust's target index is no longer maintained, the trust may continue operations using the index as it existed on the last date it was available or the trust may be terminated.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     Adjustments to the trust portfolio will be made during the life of the trust to match the weightings of the securities as closely as is feasible with their weightings in the trust's target index as the trust invests in new securities in connection with the creation of additional units, as companies are dropped from or added to such index or as securities are sold to meet redemptions. Adjustments may also be made from time to time to maintain the appropriate correlation between a trust and its target index. The proceeds from any sale will generally be invested in those securities that are most under-represented in the portfolio. In the case of merger and acquisition or similar corporate action activity, a trust, as a shareholder of an issuer which is the object of such activity, will presumably receive offers from potential acquirers of the issuer. The trustee is not permitted to accept any such offers until such time as the issuer has been removed from the trust's target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that a trust will generally acquire, in exchange for the securities of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will generally be reinvested in the most under-represented securities. Any securities received as consideration which are not included in the trust's target index will be sold as soon as practicable and will also generally be reinvested in the most under-represented securities.

     As a general rule, the only purchases and sales that will be made with respect to a trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the trust's target index, taking into consideration redemptions, sales of additional units and the other adjustments referred to elsewhere herein and in the prospectus. Such purchases and sales will be made in accordance with the trust agreement and procedures to be specified by the sponsor. The sponsor may direct the trustee to dispose of securities and either to acquire other securities through the use of the proceeds of such disposition in order to make changes in a portfolio or to distribute the proceeds of such disposition to unitholders (i) as necessary to reflect any additions to or deletions from the trust's target index, (ii) as may be necessary to establish a closer correlation between the trust portfolio and the target index or (iii) as may be required for purposes of distributing to unitholders, when required, their pro rata share of any net realized capital gains or (iv) as the sponsor may otherwise determine. The sponsor may direct the trustee to acquire round lots of shares of the securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of units or for distributions to unitholders. In the event the trustee receives any securities or other properties relating to the securities (other than normal dividends) acquired in exchange for securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the security for which such securities or other property relates, or if such security is thereafter removed from the trust's target index, in any new security which is added as a component of such index.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in the circumstances provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances, except as described herein and in the prospectus to replicate the components of the trust's target index. Subject to the trust's objective and investment strategy, the trust agreement also provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust.

     Subject to the trust's objective and investment strategy, if a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders, except to the extent used to replicate the trust's target index. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds, except to the extent used to replicate the trust's target index. Subject to the trust's objective and investment strategy, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for federal tax purposes if the trust has elected to be taxed as a regulated investment company.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

EXCHANGE-TRADED FUNDS

     ETFs are investment pools that hold other securities. The ETFs in the Value Line Select ETF Index may include open-end management investment companies ("open-end funds") or unit investment trusts ("UITs") registered under the Investment Company Act of 1940 and Holding Company Depositary Receipts ("HOLDRs") that issue shares that are approved for listing and trading on a national securities exchange. HOLDRs are depositary receipts that represent an undivided beneficial ownership in the stocks of a group of specified companies selected according to a defined strategy. Unlike typical open-end funds or UITs, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however the sponsor does not intend to sell or redeem ETF shares in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore posess characteristics of traditional open-end funds and UITs, which issue redeemable shares, and of corporate common stocks, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

     ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, and specific countries or regions of the world. The securities comprising ETFs may be common equity securities or fixed income securities. In general, ETFs contain anywhere from fewer than 20 securities to more than 1000 securities. As a result, investors in ETFs (and investors in the trust) obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of ETFs is generally highly correlated with the indices or sectors which they are designed to track.

     Only the trustee may vote the shares of the funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described in the prospectus under "How the Trust Works--Changing Your Portfolio".

RISK FACTORS

     MARKET RISK. Because the trust invests in securities, you should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of the trust will be positive over any period of time. Because the trust is unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

     EXCHANGE TRADED FUNDS. Because the trust invests in ETFs, you should understand the risks of investing in ETFs before purchasing units. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management's ability to meet the ETF's investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The trust and the underlying funds have operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

     ETFs are also face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

     Some of the ETFs held by the trust are open-end funds. Open-end funds of the type held by the trust are passively-managed investment companies that are registered under the Investment Company Act of 1940. These open-end funds have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund's current net asset and are not traded on a securities exchange. The open-end funds selected for the trust, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund's current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the fund's portfolio securities. Due to a variety of cost and administrative factors, the trust will generally buy and sell shares of its underlying open-end funds on securities exchanges rather than engaging in transactions in creation units. Shares of exchange-traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Some of the ETFs held by the trust may be UITs. UITs of the type held by the trust are passively-managed investment companies that are registered under the Investment Company Act of 1940. These UITs differ significantly from your trust in certain respects, even though the UITs held in the trust's portfolio and the trust itself are registered unit investment trusts. The UITs in the trust's portfolio have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT's current net asset and are not traded on a securities exchange. The UITs selected for the trust, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT's current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the UIT's portfolio securities. Due to a variety of cost and administrative factors, the trust will generally buy and sell shares of its underlying UITs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Some of the ETFs held by the trust may be HOLDRs. HOLDRS are trusts formed under a depositary trust agreement among The Bank of New York Mellon, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, other depositors and the owners of HOLDRS. Contrary to the other funds in your trust, a HOLDRS trust is not a registered investment company under the Investment Company Act of 1940. HOLDRS trusts issue depositary receipts representing an undivided beneficial ownership in the common stock of their underlying companies. HOLDRS trusts hold shares of common stock issued by a group of companies specified at the time of the initial offering of the HOLDRS trust. HOLDRS are separate from the underlying common stocks that are represented by a HOLDRS trust. HOLDRS represent a beneficial ownership of the underlying securities in the HOLDRS trust. Owners of HOLDRS, such as your trust, have the same rights and privileges as if they owned the underlying securities beneficially outside of HOLDRS. Your trust, as an owner of HOLDRS, retains the right to receive any reports and communications that the issuers of underlying securities are required to send to beneficial owners of their securities. The HOLDRS depositary trust agreement entitles owners of HOLDRS, such as your trust, to receive, subject to certain limitations and net of any fees and expenses of the trustee, any distributions of cash (including dividends), securities or property made with respect to the underlying securities. However, any distribution of securities by an issuer of underlying securities will generally be deposited into the HOLDRS trust and will become part of the underlying securities unless the distributed securities are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System or the distributed securities have a Standard & Poor's Global Industry Classification Standard ("GICS") sector classification that is different from the GICS sectors classifications represented in the HOLDRS at the time of the distribution. In addition, if the issuer of underlying securities offers rights to acquire additional underlying securities or other securities, the rights may be made available to your trust, as an owner of HOLDRS, may be disposed of or may lapse. The underlying securities in a HOLDRS trust may change as a result of certain corporate actions, distributions of securities by the underlying issuers or other events. Investors only may acquire, hold or transfer HOLDRS in a round-lot amount of 100 HOLDRS or round-lot multiples. A HOLDRS trust generally issues additional HOLDRS on a continuous basis. HOLDRS are neither interests in nor obligations of Merrill Lynch, Pierce, Fenner & Smith Incorporated. HOLDRS are not interests in the Bank of New York Mellon, as trustee. A HOLDRS trust generally does not publish or otherwise calculate the aggregate value of the underlying securities represented by a HOLDRS receipt. HOLDRS may trade at a discount from the aggregate value of the underlying securities in a HOLDRS trust in the secondary market. This risk is separate and distinct from the risk that the value of the HOLDRS may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     INDEX CORRELATION. The performance and/or composition of the trust might not sufficiently correspond with the performance or composition of the target index. This can happen for the following reasons, among others:

       * the impracticability of owning each of the index components with the exact weightings at a given time,

       * the trust will generally adjust component share weightings in an effort to match the index only when the index itself is rebalanced,

       *  the possibility of index tracking errors,

       * the inability to adequately replicate the weightings of certain index components due to round lot trading requirements or practices, especially in certain foreign securities markets,

       * regulatory restrictions applicable to the trust, the time that elapses between a change in the index and a change in the trust, and

       *  fees and expenses of the trust.

     The trust will not be able, and does not seek, to replicate exactly the performance of its target index because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities and other trust expenses and sales fees, whereas such transaction costs, expenses and charges are not included in the calculation of an index. It is also possible that for periods of time, a trust may not replicate the composition of its target index due to the temporary unavailability of certain index securities in the secondary market or due to other extraordinary circumstances. It is also possible that the composition of a trust may not exactly replicate the composition of its target index if the trust has to adjust its portfolio holdings in order to continue to qualify as a "regulated investment company" under the federal tax laws.


     ENERGY SECTOR. The trust may invest significantly in ETFs investing significantly in energy companies. Energy companies may include but are not limited to: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

     The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities in the trust may be subject to rapid price volatility. The sponsor is unable to predict what impact the foregoing factors will have on the securities during the life of the trust.

     According to the U.S. Department of Commerce, the factors which will most likely shape the energy sector include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

     Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the sector over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

     In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the petroleum products sector. While legislation has been enacted to deregulate certain aspects of the oil sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum sector stocks in the trust.


     FOREIGN ISSUERS. Since certain or all of the underlying securities held by certain of the ETFs in the trust are issued by foreign companies, an investment in the trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the securities and thus in the value of the units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the securities in the ETFs selected for the trust, the sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the trust.

     Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

     There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the ETFs or the trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the trust and on the ability of the trust to satisfy its obligation to redeem units tendered to the trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the units.

     Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to the trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

     Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities by an ETF in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities by an ETF will generally be effected only in foreign securities markets. Investors should realize that the securities in the ETFs might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the securities will be adversely affected if trading markets for the securities are limited or absent.

     SMALL-CAP AND MID-CAP COMPANIES. While historically smaller company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap and mid-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.


     MUNICIPAL BONDS. Certain of the ETFs in the trust may invest in municipal bonds. Certain of the bonds in an ETF may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in an ETF, both within a particular classification and between classifications, depending on numerous factors.

     Certain of the bonds in an ETF may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

     Certain of the bonds in an ETF may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

     Certain of the bonds in an ETF may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds in an ETF to make payments of principal and/or interest on such bonds.

     Certain of the bonds in an ETF may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

     Certain of the bonds in an ETF may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

     Certain of the bonds in an ETF may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

     Certain of the bonds in an ETF may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

     Certain of the bonds in an ETF may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Certain of the bonds in an ETF may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

     Certain of the bonds in an ETF may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

     Certain of the bonds in an ETF may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     Certain of the bonds in an ETF may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in an ETF may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     Income from municipal bonds is generally tax-exempt for federal income tax purposes and may be exempt for state and local income tax purposes. However, due to the structure of the trust, distributions of income to unitholders will generally be taxable including distributions of income from the ETFs attributable to tax-exempt municipal bonds. See "Understanding Your Investment- -Taxes". Income attributable to tax-exempt interest on municipal bonds in an ETF would generally be exempt from federal income tax, and possibly exempt from state or local income tax, if you held shares of the ETFs directly.


     HIGH-YIELD SECURITIES. Certain of the ETFs in the trust may invest in "high-yield, high-risk" debt obligations or "junk" obligations may entail, including increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the funds in the trust may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

     "High-yield" or "junk" securities, the generic names for securities rated below BBB by Standard & Poor's, or below Baa by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The value of these securities will be adversely affected if trading markets for the securities are limited or absent.

     Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the funds in the trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

     The value of the shares of the ETFs reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the ETFs in the trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

     High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

     Obligations that are rated lower than "BBB" by Standard & Poor's, or "Baa" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the trust and consider their ability to assume the risks involved before making an investment in the trust.

     CONVERTIBLE SECURITIES RISKS. The ETFs held by a trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     REAL ESTATE INVESTMENT TRUSTS. The ETFs held by a trust may invest in securities issued by real estate investment trusts or other real estate-related investments. Many factors can have an adverse impact on the performance of a particular real estate investment trust or other real estate-related investments (a "REIT"), including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

     Risks associated with the direct ownership of real estate include, among other factors,

  *  general U.S. and global as well as local economic conditions,

  *  decline in real estate values,

  *  the financial health of tenants,

  *  overbuilding and increased competition for tenants,

  *  oversupply of properties for sale,

  *  changing demographics,

  *  changes in interest rates, tax rates and other operating expenses,

  *  changes in government regulations,

  *  changes in zoning laws,

  * the ability of the owner to provide adequate management, maintenance and insurance,

  *  faulty construction and the ongoing need for capital improvements,

  *  the cost of complying with the Americans with Disabilities Act,

  * regulatory and judicial requirements, including relating to liability for environmental hazards,

  *  natural or man-made disasters,

  * changes in the perception of prospective tenants of the safety, convenience and attractiveness of the properties changes in neighborhood values and buyer demand, and

  * the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

     The value of REITs may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the trust may decline in response to such developments.

     You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a fund acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities and therefore the value of the units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

     Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

     DISCOUNT SECURITIES. Certain of the securities held by the ETFs in the trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities.

     PREMIUM SECURITIES. Certain of the securities held by the ETFs in the trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.01 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee and creation and development fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and the creation and development fee at the time you buy your units. Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders; and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as
(1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust
represented by units without the consent of all affected      unitholders.
Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. acting through its unit investment trust division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation
(SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The trust will also pay a license fee to the provider of the trust's target index for the use of such index and related data, trademarks/service marks and other intellectual property. A trust may pay the costs of updating its registration statement each year. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a unitholder desires to have certificates representing units purchased, such certificates will be delivered as soon as possible following his written request therefor.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell shares of units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the our products. These arrangements will not change the price you pay for your units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

     Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

TAXATION

     The prospectus contains a discussion of certain U.S. federal income tax issues concerning your trust and the purchase, ownership and disposition of trust units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of trust units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

     The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your trust.
This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

     If so indicated in the prospectus, your trust intends (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its unitholders.

     To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of the trust's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

     As a regulated investment company, your trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short term capital loss), if any, that it distributes to unitholders. The trusts intend to distribute to its unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your trust retains any net capital gain, the trust may designate the retained amount as undistributed capital gains in a notice to unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your trust in October, November or December with a record date in such a month and paid by your trust during January of the following calendar year. These distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

     If your trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its unitholders) and all distributions out of earnings and profits would be taxed to unitholders as ordinary dividend income.

     If the trust is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") from a U.S. tax perspective. In such circumstances, the trust will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the trust's taxable income whether or not such income is distributed.

     If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

1.2 Certificate of Incorporation and Certificate of Amendment of Certificate of Incorporation of Advisors Asset Management, Inc. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Advisors Disciplined Trust (File No. 811-21056) as filed on June 16, 2008.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213 (File No. 333-148484) as filed on January 4, 2008.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement of Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1.1 filed herewith and incorporated herein by reference).

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust. (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213 (File No. 333-148484) as filed on January 4, 2008.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213
       (File No. 333-148484) as filed on January 4, 2008.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 318 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on the 24th day of February, 2009.


                                ADVISORS DISCIPLINED TRUST 318

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                       Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 24, 2009 by the following persons in the capacities indicated.

  SIGNATURE                      TITLE

Scott I. Colyer             Director of Advisors Asset    )
                            Management, Inc.              )

Lisa A. Colyer              Director of Advisors Asset    )
                            Management, Inc.              )

James R. Costas             Director of Advisors Asset    )
                            Management, Inc.              )

Christopher T. Genovese     Director of Advisors Asset    )
                            Management, Inc.              )

Randy J. Pegg               Director of Advisors Asset    )
                            Management, Inc.              )

R. Scott Roberg             Director of Advisors Asset    )
                            Management, Inc.              )

Jack Simkin                 Director of Advisors Asset    )
                            Management, Inc.              )

Andrew Williams             Director of Advisors Asset    )
                            Management, Inc.              )





                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*




















-------------------------------------------------------------------------------
     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.